EXHIBIT 99.1

North American Construction Group Ltd. Announces Voting Results of Annual General Meeting of Shareholders

ACHESON, Alberta, May 02, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the results of its Annual General Meeting of Shareholders held on May 1, 2019.

Shareholders voted and approved the appointment of KPMG LLP as the independent auditors of the Company and elected directors.  The following six nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the vote for election of directors were as follows:

    Nominee                     Number of Votes For                    Percentage of Votes For

Martin R. Ferron                      11,979,050                                         77.04%

Ronald A. McIntosh                 12,478,069                                         80.25%

Bryan D. Pinney                      15,499,656                                          99.69%

John J. Pollesel                       14,980,322                                          96.35%

Thomas P. Stan                       14,972,518                                          96.30%

Jay W. Thornton                      14,959,526                                          96.21%

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

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